EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Company	State of Organization

Enterprise Financial Services Corp	Delaware
Enterprise Bank & Trust	Missouri
Charford, Inc.	Missouri
EFSC Capital Trust I	Delaware
EFSC Capital Trust II	Delaware
EFSC Capital Trust III	Delaware
EFSC Capital Trust IV	Delaware
Enterprise Real Estate Mortgage Company, LLC	Missouri
Enterprise IHC, LLC	Missouri
Millennium Holding Company, Inc.	Missouri
Millennium Brokerage Group, LLC	Tennessee